UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report:

 April 5, 2007

CALEDONIA MINING CORPORATION

(Exact name of registrant as specified in its charter)

Canada

NIL

(State of other jurisdiction

(Commission

(IRS Employer

of incorporation)

File Number)

      Identification No.)

P.O. Box 834, Saxonwold  2132, Johannesburg, South Africa

(Address of principal executive offices)

Registrant’s telephone number, including area code

(604) 640-6357

Unit #9, 2145 Dunwin Drive, Mississauga, Ontario, Canada  L5L 4L9

(Former name or former address, if changed since last report)

Item 5.02 Departure of Directors or Certain Officers:  Election of Directors;  Appointment of Certain Officers;  Compensatory Arrangements of Certain Officers.

(a)

Effective March 31, 2006 Michael Tombs ceased to be the Company’s Vice-President Finance and Chief Financial Officer.  The termination was as a result of disagreements between Mr. Tombs and the Company’s Chief Executive Officer and the Chairman of the Board over Mr. Tombs’ duties and his adequate fulfilment of those duties.

(b)

Effective April 1, 2006 Steven Curtis, a resident of Johannesburg, South Africa, was hired as the Company’s Vice-President Finance and Chief Financial Officer.  The material terms of the engagement of Mr. Curtis are that his engagement is for full-time service to the Company and its subsidiaries for a 24-month period.  In addition to the salary which he is paid he has also been granted fully vested options to purchase up to 300,000 shares of the Company exercisable at a price of Cdn. $0.13, from time to time, until May 11, 2016 or his services to the Company and its subsidiaries are terminated.

(c)

Effective January 18, 2007 Robert Liverant, Chartered Accountant, of Vancouver, B.C., Canada, was appointed a Director of the Company and also appointed to be a member of the Company’s Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

CALEDONIA MINING CORPORATION

“Carl R. Jonsson”

Date:

April 5, 2007

Per:

Director and Secretary